Exhibit 99.1

Contact: Gary R. Flaharty (713) 439-8039 H. Gene Shiels (713) 439-8822	Baker Hughes Incorporated P.O. Box 4740 Houston, Texas 77210-4740
Baker Hughes Announces Dividend Increase;
Declares Regular Quarterly Dividend; and
Increases Share Repurchase Authorization
HOUSTON, Texas — July 24, 2008. Baker Hughes Incorporated (BHI — NYSE) announced today that its Board of Directors has authorized a regular dividend of $0.15 per share, an increase of approximately 15% from the previous regular quarterly dividend of $0.13 per share.
Chad C. Deaton, Baker Hughes’ chairman, president and chief executive officer announced today that the Baker Hughes Board declared the regular quarterly cash dividend of $0.15 per share of common stock payable August 15, 2008, to holders of record August 4, 2008.
Baker Hughes also announced today that the company’s Board of Directors has authorized a plan to repurchase $1 billion of the company’s common stock in addition to the existing stock repurchase plan. As of July 24, 2008, the company had authorization remaining to repurchase approximately $1.246 billion of common stock.
Baker Hughes provides reservoir consulting, drilling, formation evaluation, completion and production products and services to the worldwide oil and gas industry.
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